

March 9, 2023

Jingwei Zhang
Chief Financial Officer
MingZhu Logistics Holdings Limited
27F Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

> **Re: MingZhu Logistics Holdings Limited**
> **Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021**
> **filed March 3, 2023**
> **Response dated March 3, 2023**
> **File No. 001-39654**

Dear Jingwei Zhang:

 We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Restatement of Previously Issued Financial Statements, page F-9

1. We note your revised disclosures and restatements in response to prior comment 2. We note your revised valuation of 3,189,000 ordinary shares issued in the acquisition of Cheyi BVI as purchase consideration was based on the quoted trading price of $2.12 per share on the date of acquisition. However, it appears you have recorded the revisions in purchase consideration arising from changes in the valuation of shares issued by reducing other payables and accrued liabilities rather than in the statement of changes in

shareholders' equity. Please revise your financial statements and disclosures as appropriate or advise. In addition, please revise the total amount purchase consideration disclosed in notes 1, 12 and 20.

<u>Note 23 - Subsequent events (restatement), page F-35</u>

2.   We note your revised disclosures in response to prior comment 2 relating to the acquisition of Yinhua. You disclose that the valuation of 3,826,000 ordinary shares issued in the acquisition of Yinhua as purchase consideration was based on the quoted trading price of $1.85 per share on the date of acquisition. Using that price per share in the revised valuation would result in purchase consideration of $8,949,823 (net of 1,126,777 of cash), with $5,364,709 allocated to goodwill rather than the $6,397,729 you reported. Please revise or advise. In addition, please revise the total amount of purchase consideration paid and per share value disclosed in paragraph 2, as appropriate**.**

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation